02019714

UNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

UF AB 3-12-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34919

RECEIVED MAR 01 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Triumph Corporate Finance Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28 State Street, 37th Floor
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Schofield 617-557-6000 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adler & Blanchard LLP
(Name — *if individual, state last, first, middle name*)

27 Cambridge St. (Address) Burlington (City) MA (State) 01803 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Schofield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ~~Triumph Corporate Finance Group, Inc.~~, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

FRANCINE M. SALLUSTIO
Notary Public
My Commission Expires
December 29, 2006

Francine M. Sallustio
Notary Public

Pet Schofield
Signature

Controller
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIUMPH CORPORATE FINANCE GROUP, INC.

FINANCIAL STATEMENTS

**For the Year Ended
December 31, 2001**

TABLE OF CONTENTS

ADLER & BLANCHARD LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Triumph Corporate Finance Group, Inc.

We have audited the accompanying balance sheet of Triumph Corporate Finance Group, Inc. (a Massachusetts corporation) as of December 31, 2001 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triumph Corporate Finance Group, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 7 to the financial statements, the Company's sole shareholder and related entities were named as defendants in criminal and Securities and Exchange Commission ("SEC") actions alleging various criminal charges, violations of federal securities laws and fraudulent investment conduct. The parties involved deny the allegations and intend to vigorously contest the matter. The ultimate outcome of the lawsuits cannot presently be determined. Nevertheless, due to the uncertainties of these Actions, the Company's operations may be materially be impaired if the defendants are convicted or found liable.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Adler & Blanchard LLP

Adler & Blanchard LLP
February 8, 2002

27 CAMBRIDGE STREET • BURLINGTON MA 01803 • TELEPHONE: (781) 273-0075 • FAX: (781) 229-8912 • WEB SITE: www.abccpa.com

TRIUMPH CORPORATE FINANCE GROUP, INC.
BALANCE SHEET
December 31, 2001

Assets		
Cash and cash equivalents	$	145,967
Investment non-marketable securities-at cost		46,100
Total assets	$	192,067
Liabilities and stockholder's equity		
Liabilities		
Due to related party	$	1,000
Accrued income taxes		2,647
Total liabilities		3,647
Common stock, $.10 par value, 150,000 shares authorized, 10,000 shares issued and outstanding		1,000
Additional paid-in capital		7,000
Retained earnings		180,420
Total stockholder's equity		188,420
Total liabilities and stockholder's equity	$	192,067

See Accompanying Notes to Financial Statements

TRIUMPH CORPORATE FINANCE GROUP, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

Revenues:	
Advisory revenues	$ 2,867,652
Interest income	2,238
Total revenues	2,869,890
Expenses:	
Management fee	2,839,000
Regulatory expense	3,388
Total expenses	2,842,388
Income from operations	27,502
Provision for income taxes:	
Federal	7,414
State	4,144
Total provision for income taxes	11,558
Net income	$ 15,944

TRIUMPH CORPORATE FINANCE GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance:				
January 1, 2001	$ $1,000	$ 7,000	$ 164,476	$ 172,476
Net income	-	-	15,944	15,944
Balance:				
December 31, 2001	$ **1,000**	$ **7,000**	$ **180,420**	$ **188,420**

See Accompanying Notes to Financial Statements

TRIUMPH CORPORATE FINANCE GROUP, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash flows from operating activities:		
Net profit	$	15,944
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in overpayment of income taxes		8,099
Increase in due to related entities		1,000
Increase in accrued income taxes		2,647
Net increase in cash		27,690
Cash and cash equivalents:		
Beginning of the year		118,277
End of the year	$	145,967

SUPPLEMENTAL DISCLOSURES:

Cash paid for income taxes	$	811

TRIUMPH CORPORATE FINANCE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business Activity
Triumph Corporate Finance Group, Inc. ("the Company"), a Massachusetts corporation, is a registered broker dealer under Section 15(b) of the Securities Exchange Act of 1934. The Company primarily provides advisory services to corporate clients.

The Company receives fees for financial advisory, monitoring, and placement services directly from clients. The Company does retain custody of any customer securities.

Cash and cash equivalents
Cash equivalents include short-term highly liquid investments purchased with remaining maturities of three months or less.

Investment in Securities
Investments in marketable securities are stated at fair value based on quoted market prices for publicly traded securities or as determined by management in absence of readily ascertainable market values. Investments in non-marketable securities that represent less than 20% of a company's voting stock are valued at cost.

Revenue Recognition
Advisory fee revenues are recognized upon the closing of any debt or equity transaction or on a monthly basis under the terms of the agreements.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns.

Note 2 **INVESTMENT NON-MARKETABLE SECURITIES**

Investment in non-marketable securities consist of the following:

2,300 shares The Nasdaq Stock Market, Inc.-at cost	$	29,300
1,200 warrants of NASD, Inc., at cost - Right to purchase up to 1,200 shares of The Nasdaq Stock Market, Inc. at $13 per share from June 28, 2002 to June 27, 2003.		16,800
	$	46,100

Note 3 **MINIMUM CAPITAL REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which provides that the aggregate indebtedness, as defined, shall not exceed fifteen (15) times the net capital, as defined. The required minimum net capital is the greater of the amount calculated under the aggregate indebtedness method or the dollar amount, $5,000. At December 31, 2001, the Company's aggregate indebtedness was $3,647, net capital (as defined in Rule 15c3-1) was $142,320 and required minimum net capital was $5,000.

Note 4 **COMMON STOCK**

In addition to 150,000 shares of voting common stock, 50,000 shares of non-voting common stock with $.10 par value were authorized but not issued as of December 31, 2001.

Note 5 **RELATED PARTY TRANSACTIONS**

The Company receives advisory fees from and pays management fees to related entities. During 2001, the Company received advisory fees from portfolio companies of Triumph Partners III, L.P. One hundred percent (100%) of all revenues was received from this related entity. In addition, per its agreement with Triumph Capital Group, Inc., the Company paid management fees of ninety-nine percent (99%) of the revenues collected, totaling $2,839,000.

The Company owed management fees of $1,000 to Triumph Capital Group, Inc. as of December 31, 2001.

Note 6 DEFERRED TAXES

The prior period loss for the year ended December 31, 2000 generated a capital loss carryforward of $25,789 which will expire in 2005. Due to circumstances described in Note 7, the Company has retained a 100% valuation allowance on the tax benefits for the year ended December 31, 2001.

	Federal	State
Capital loss carryforward tax benefit	$ 3,868	$ 2,450
Valuation allowance	(3,868)	(2,450)
Total deferred tax asset	$ -	$ -

Note 7 CONTINGENCIES

On October 10, 2000, the Company's sole Shareholder, an affiliate, Triumph Capital Group, Inc. ("Triumph Capital"), and others were named as defendants in a criminal indictment brought by the United States Attorney for the District of Connecticut. The indictment alleges, that certain payments by Triumph Capital and the Company's Shareholder were in effect unlawful payments to the Treasurers of the State of Connecticut in return for an investment by the State of Connecticut pension plans in Triumph Connecticut II, L.P., a fund created by Triumph Capital. The Company's Shareholder and Triumph Capital denied the charges and intend to vigorously contest the Indictments.

In addition on the same date, the United States Securities and Exchange Commission ("SEC") commenced a civil action in the United States District Court for the District of Connecticut against the Company's Shareholder, Triumph Capital and others for alleged violations of federal securities laws. The Company's Shareholder and Triumph Capital deny the allegations and intend to vigorously contest the matter. The Company has not been named in any of these actions.

The ultimate outcome of the above lawsuits cannot presently be determined. Nevertheless, due to the uncertainties of this litigation, the Company's operations may be materially impaired if the defendants are convicted or found liable. In addition, pending the outcome of these actions, Triumph Capital's ability to effect a business plan involving growth of the business is likely to be adversely affected. As a result of the uncertainty regarding the outcome of these matters, no provision has been made in in the financial statements with respect to this contingency.

Supplementary Information

TRIUMPH CORPORATE FINANCE GROUP, INC.
SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Total stockholder's equity	$	188,420
Less: nonallowable assets		
Stock and warrants		46,100
Total nonallowable assets		46,100
Net capital	$	142,320
Aggregate indebtedness	$	3,647
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess capital at 1500%	$	142,320
Excess net capital at 1000%	$	137,320
Ratio: aggregate indebtedness to net capital (net capital ratio)		2.56%

ADLER & BLANCHARD LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Triumph Corporate Finance Group, Inc.

In planning and performing our audit of the financial statements of Triumph Corporate Finance Group, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Triumph Corporate Finance Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. No material differences exist.

We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-3, in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

27 Cambridge Street • Burlington MA 01803 • Telephone: (781) 273-0075 • Fax: (781) 229-8912 • Web Site: www.abccpa.com

The Board of Directors
Triumph Corporate Finance Group, Inc.
Page Two

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and not be used for any other purposes.

Adler & Blanchard LLP

Adler & Blanchard LLP
Certified Public Accountants